Exhibit (e)(16)
INDEMNITY AGREEMENT
This Indemnity Agreement (the “Agreement”) is made as of the 4th day of May, 2010 (the “Effective Date”), between BURGER KING CORPORATION, a Florida corporation (“BKC”), and NATALIA FRANCO (“Executive”). All capitalized terms used herein shall have the meanings ascribed to them in the Employment Agreement, unless otherwise defined herein.
WHEREAS, BKC and Executive entered into that certain Employment Agreement dated the Effective Date (the “Employment Agreement”); and
WHEREAS, BKC and Executive desire to address an issue related to Executive’s former employment with The Coca-Cola Company (“Coke”), on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, BKC and Executive hereby agree as follows:
1.	Indemnification.
(a)	The Company shall indemnify, defend and hold harmless Executive from and against all reasonable attorneys’ fees and costs and related defense expenses incurred by Executive in defending any and all Claims, to the extent arising out of Executive’s employment with BKC pursuant to the terms and conditions of the Employment Agreement. For purposes of this Agreement, the term “Claims” means any and all disputes initiated by Coke, McDonald’s Corporation or both relating to (a) the covenant against competition which is set forth in Section 3(a) of that certain Agreement on Confidentiality, Non-Competition, and Non-Solicitation between Coke and Executive, the form of which is attached as Exhibit A (the “First Coke Agreement”); and (b) an assertion that Executive has disclosed or will disclose Trade Secrets (as defined in Section 1(b) of the First Coke Agreement and in the third (3rd) paragraph of that certain Agreement Covering Inventions, Discoveries, Copyrightable Materials, Trade Secrets and Confidential Information between The Coca-Cola Company and Executive, dated August 23, 2006, a copy of which is attached as Exhibit B (the “Second Coke Agreement”)) (including those Trade Secrets owned by McDonald’s Corporation) to BKC in violation of Section 4 of the First Coke Agreement, the 3rd paragraph of the Second Coke Agreement or otherwise.

(b)	The right to this indemnity shall not exist if BKC determines, in its reasonable discretion, that Executive has disclosed the Trade Secrets (including those owned by McDonald’s Corporation) to BKC.

(c)	If Executive receives notice of a Claim for which the indemnification described in this Section 1 is available under this Agreement, Executive must notify BKC within five (5) days of her receipt of the Claim (or within a shorter time period if necessary to avoid prejudice). This notice is a condition precedent to any liability of BKC. If BKC elects to defend the Claim, Executive must cooperate with BKC in the investigation and defense (which will be conducted at BKC’s sole expense). BKC will have the right to control the defense and select counsel. In addition to the defense provided by BKC, Executive may elect to retain her own counsel, but BKC will not be responsible for any fees or expenses of such counsel.

2.	Representations and Warranties.
(a)	Executive represents and warrants to BKC that to the best of her knowledge (a) the First Coke Agreement and the Second Coke Agreement are the only agreements between Executive and Coke and/or any other third party relating to competition, solicitation, confidential information or trade secrets of Coke, any Customer (defined in the First Coke Agreement) and/or any Affiliate (as defined in the Employment Agreement) of Coke (collectively, the “Coke Parties”) and (b) Executive is not a party to, nor is she subject to or bound by any other agreements, covenants, restrictions, limitations or policies of any of the Coke Parties relating to competition, solicitation, confidential information or trade secrets of the Coke Parties.

(b)	Executive represents and warrants to BKC that Executive has not violated any of the terms, conditions, covenants, restrictions or limitations set forth in the First Coke Agreement, the Second Coke Agreement or both.
3.     Binding Effect. This Agreement shall be binding on and inure to the benefit of the Company and its Successors and permitted assigns. This Agreement shall also be binding on and inure to the benefit of Executive and her heirs, executors, administrators and legal representatives.
4.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without reference to principles of conflicts of laws.
5.     Amendments. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved in writing by the Board of Directors of BKC or a person authorized thereby and is agreed to in writing by Executive. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No waiver of any provision of this Agreement shall be implied from any course of dealing between or among the parties hereto or from any failure by any party hereto to assert its rights hereunder on any occasion or series of occasions.
6.     Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. In the event that one or more terms or provisions of this Agreement are deemed invalid or unenforceable by the laws of Florida or any other state or jurisdiction in which it is to be enforced, by reason of being vague or unreasonable as to duration or geographic scope of activities restricted, or for any other reason, the provision in question shall be immediately amended or reformed to the extent necessary to make it valid and enforceable by the court of such jurisdiction charged with interpreting and/or enforcing such provision. Executive agrees and acknowledges that the provision in question, as so amended or reformed, shall be valid and enforceable as though the invalid or unenforceable portion had never been included herein.
7.     Notices. Any notice or other communication required or permitted to be delivered under this Agreement shall be (i) in writing, (ii) delivered personally, by courier service or by certified or registered mail, first-class postage prepaid and return receipt requested, (iii) deemed to have been received on the date of delivery or, if mailed, on the third business day after the mailing thereof, and (iv) addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

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(A)	If to the Company, to it at:

Burger King Corporation
5505 Blue Lagoon Drive
Miami, Florida 33126-2029
Attention: Chief Human Resources Officer
Telephone: 305-378-3755
Facsimile: 305-378-3189

with a copy to: General Counsel
Telephone: 305-378-7913
Facsimile: 305-378-7112

(B)	if to Executive, to her residential address as currently on file with the Company.
8.      Counterparts/Facsimile. This Agreement may be executed in counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
9.      Headings. The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof.
IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first set forth above.

BURGER KING CORPORATION
By:	/s/ Peter C. Smith
	Name:	Peter C. Smith
	Title:	Executive Vice President and Chief Human Resources Officer

Executive
/s/ Natalia Franco
Natalia Franco

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